VIRAGEN, INC.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
(954) 233-8746
March 29, 2006
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mail Stop 6010

Re:	Viragen, Inc. Form 10-K for the Fiscal Year Ended June 30, 2005 Form 10-Q for the Fiscal Quarter Ended September 30, 2005 File No. 001-15823
Ladies and Gentlemen:
     We are writing to respond to the Staff’s letter dated March 16, 2006, relating to our Form 10-Q for the fiscal quarter ended September 30, 2005.
     The following numbered responses correspond to the Staff’s numbered comments in its March 16, 2006 letter.
Form 10-Q — September 30, 2005
Financial Statements, page 2
Note E. Convertible notes and debentures, page 10
     1. We note your response to comment one and your expanded disclosures in the Quarterly Report for the quarter ended December 31, 2005. However, since there is a liquidated damages provision with no limit in the registration rights agreement to be paid in cash if the registration statement ceases to remain continuously effective, you appear to fail paragraph 12 of EITF 00-19 and the warrants could potentially be classified as a liability. Please better explain to us why you feel that the liquidated damages provision does not cause you to fail paragraph 12.
Response:
     As discussed in our letter of February 13, 2006, we do not believe that the registration rights agreement has to be considered in the context of applying EITF 00-19 to either the warrants or the convertible debentures. Further, in direct response to the SEC staff’s comment, the Company does not feel that the liquidated damages provision causes us to fail paragraph 12 of EITF Issue 00-19. These views are further discussed below.

United States Securities and
  Exchange Commission
March 29, 2006

     We do not believe there is any requirement that can force net-cash settlement of these instruments under paragraph 12 of EITF 00-19. To expand on our statements in our February 13, 2006 letter, the payment of liquidated damages does not obviate the obligation to settle the instruments in shares. That is, regardless of the amount, if any, of liquidated damages paid, share settlement under the contract (either the convertible instruments or the warrants) would occur. More specifically, while not explicitly addressed in paragraph 25 of EITF 00-19, the heading that precedes paragraph 25 appears to be broader than transactions in which a net-cash settlement alternative is provided, and would appear to require liability classification of the instruments addressed as a cash payment would be required should a registration statement not remain effective (as a result of non-timely filings with the SEC). However, the text of paragraph 25 focuses on a net-cash settlement replacing the share or net-share settlement, and thus we believe that the liquidated damages provisions of a registration rights agreement do not require liability accounting for the embedded derivative or freestanding warrants and, instead, those liquidated damages provisions could be viewed as a separate contingent liability accounted for under FAS 5 (typically, no liquidated damages liability would be required as the issuer has been successful at filing and having declared effective a registration statement for the shares underlying the warrants, and maintaining the effectiveness of that registration).
     To directly answer the SEC staff’s question, while there is the liquidated damages provision in the registration rights agreement, we note that there is a defined limit to the liquidated damages provision and the potential amount of liquidated damages paid to the holders, which makes settlement in unregistered shares a substantive term. We further believe that the maximum potential liquidated damages does not exceed a reasonable discount for accepting unregistered shares as permitted under the agreement.
     The liquidated damages provision of the registration rights agreement is based on a percentage of the aggregate purchase price of the then outstanding balance of the convertible debentures. Since we were required to begin repaying a portion of the convertible debentures on January 1, 2006, the aggregate purchase price of the outstanding balance of the convertible debentures decreases over time as they approach maturity, and so would the amount of potential liquidated damages. In addition, according to the provisions of the registration rights agreement, the Company is not required to pay liquidated damages at such time as the holders have the ability to dispose of the shares underlying the debentures and warrants without volume limitations, i.e. under Rule 144(k) of the Securities Act of 1933, as amended. Since the warrants do contain a cashless exercise right, the holder has the ability to avail itself of such right at any time, and the right to liquidated damages would cease at the time the two-year holding period for the warrant is satisfied, whether or not the holder chooses to exercise the warrant on a cashless basis. Therefore, if we failed to achieve or maintain effectiveness of the registration statement by the time the holders could sell all of the shares underlying the debentures and warrants without registration under the provisions of Rule 144(k), the liquidated damages penalty would cease to apply at that time. Therefore we believe there is a finite period over which the liquidated damages could be paid. Based on the terms of the registration rights agreement, the maximum amount of liquidated damages would be approximately $300,000, or approximately 15% of the principal amount of the related convertible debentures.

United States Securities and
  Exchange Commission
March 29, 2006

     In accounting for the September 15, 2005 securities purchase agreement the fair value of the warrants was computed to be $190,000 or approximately 10% of the principal amount of the related convertible debentures. Therefore, even if the calculated maximum liquidated damages of $300,000 were to be allocated between the debentures and warrants, the portion that could be attributed to the warrants would only be approximately $30,000.
     The Company is aware of the SEC staff’s comments at the December 2005 AICPA conference, and has reviewed the SEC staff’s comments issued in the December 2005 “Current Accounting and Disclosure Issues in the Division of Corporation Finance” regarding liquidated damages provisions related to embedded conversion options and warrants. The Company believes the maximum potential liquidated damages do not directly relate to the warrants as they are determined based on the purchase price of the related convertible debentures outstanding and the potential liquidated damages are not in an amount that would exceed a reasonable discount afforded to unregistered securities. Also, the Company notes the Emerging Issues Task Force is currently considering the accounting for liquidated damages provisions in Issue No. 05-04 and to date has not reached a conclusion on their impact on accounting for the related instruments. This is clearly an area where guidance is currently evolving subsequent to the issuance of these securities and the Company believes its original accounting to be appropriate given literature outstanding at that time. Accordingly, the Company continues to believe such warrants are appropriately accounted for as equity and not as a liability.
     The Company disclosed the potential to pay liquidated damages in its current report on Form 8-K dated September 15, 2005 announcing this financing transaction, which included the transaction documents as exhibits. In addition, we have continued to disclose the potential to pay liquidated damages in our quarterly reports on Form 10-Q for the periods ended September 30, 2005 and December 31, 2005.
     2. In addition, we note your response that the conversion feature does not need to be bifurcated from the convertible debt based on paragraph 11(a) of SFAS 133. However, paragraph 4 of EITF Issue 00-19 states that you also have to consider paragraphs 12-32 unless you have conventional convertible debt. Please clarify for us why you feel that the debt is conventional convertible debt given that the number of shares into which the debt may be converted appears to be variable based on the provision that allows for adjustments to the conversion price based on future equity offerings. If you determine that this is not conventional convertible debt, please provide to us your analysis of this conversion feature based on the guidance of paragraphs 12-32 of EITF Issue 00-19.

United States Securities and
  Exchange Commission
March 29, 2006

Response:
     As noted in our letter to the Staff dated February 13, 2006, we referenced “the warrant and convertible debentures” or similar language throughout our response to the application of EITF 00-19. As a result of that analysis, we believe the embedded derivative included in the convertible debentures (call option on the Company’s common stock) is indexed to the Company’s common stock and would be classified in stockholders’ equity had it been free-standing, and thus the embedded derivative included in the convertible debentures is not required to be bifurcated as described in SFAS 133 paragraph 11(a).
     For the SEC staff’s convenience, we repeat the analysis below, modified slightly to focus solely on the convertible debentures.
a)	The Company is not required to deliver only registered shares upon conversion of the debentures. The debenture documents specifically state that the debentures may be converted, in whole or in part, from the closing date of the transaction, which was prior to the commencement of the registration process (and thus the liquidated damages in the registration rights agreement would not have applied at that point). In addition, the Company has not had a failed registration statement within six months prior to the classification assessment date.

b)	At the classification assessment date, the Company had sufficient authorized and unissued shares available to settle the debentures after considering all other commitments (including the related warrants) that may require the issuance of stock during the maximum period the debentures could remain outstanding.

c)	The debentures provide an explicit number of shares to be delivered upon conversion.

d)	The registration rights agreement does not provide for net-cash settlement in the event the Company does not make timely filings with the SEC. There are provisions in the registration rights agreement that provide for a payment of 1.5% per month, or portion thereof, as liquidated damages if we failed to file the registration statement with the SEC within 45 days of the closing of the transaction, failed to achieve effectiveness of the registration statement within 90 days of the closing of the transaction or if we fail to maintain effectiveness of the registration statement. As noted in our response to comment number 1, we do not believe the liquidated damages provision of the registration rights agreement provides for net-cash settlement of the convertible debentures, and note that the potential size of the liquidated damages, which is limited in relation to the convertible debentures, is not in excess of a reasonable discount afforded to unregistered securities.

e)	The registration rights agreement does not provide for cash payments to the investors if the shares delivered upon conversion of the debentures are subsequently sold by the investors and the sales proceeds are insufficient to provide the investors with a fixed return.

f)	Upon conversion of the debentures, the investors will receive shares of the Company’s common stock, which do not have rights that rank higher than those of our stockholders.

g)	There are no requirements in the debentures that the Company post collateral at any time for any reason.

United States Securities and
  Exchange Commission
March 29, 2006

     Accordingly, we continue to believe that bifurcation of the conversion option embedded in the convertible debentures was not required at their issuance and that the Company appropriately accounted for such option as being included in the debt liability.
     We thank the Staff for their comment. After careful review of the relevant guidance available to the Company at the time we accounted for this transaction, including EITF Issue 98-5, EITF Issue 00-27, EITF Issue 00-19 and SFAS No. 133, as well as the specific provisions contained in the Company’s September 15, 2005 securities purchase agreement, the Company believes it has properly accounted for the warrants and conversion feature of the convertible debentures.
     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,
/s/ Dennis W. Healey
Dennis W. Healey
Executive Vice President and Chief Financial Officer